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Filed Pursuant to Rule 424(b)(3)
File Number 333-120973

PROSPECTUS SUPPLEMENT NO. 1

Prospectus Supplement dated March 28, 2005
to Prospectus declared
effective on February 11, 2005
(Registration No. 333-120973)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

        This Prospectus Supplement No. 1 supplements our Prospectus dated February 11, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 1 together with the Prospectus.

        This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated March 28, 2005 filed by us with the Securities and Exchange Commission.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYKN."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2005

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of registrant specified in charter)

Delaware (State of Incorporation)	000-50505 (Commission File Number)	13-4287300 (IRS Employer Identification No.)
100 Foxborough Blvd., Suite 240 Foxborough, MA 02035 (Address of principal executive offices) (Zip Code)

(508) 549-9981
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

        On March 24, 2005, the Board of Directors (the "Board") of Cyberkinetics Neurotechnology Systems, Inc. (the "Registrant") entered into an Employment Agreement (the "Agreement") with John P. Donoghue, Ph.D., the Registrant's Chief Scientific Officer. Dr. Donoghue is a founder and director of the Registrant. From July 2002 until December 31, 2004, Dr. Donoghue was a consultant to the Registrant. For a description of the terms and conditions of the Agreement, see Item 5.02 below.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

        (c)   Effective January 1, 2005, John P. Donoghue, Ph.D., was appointed as Chief Scientific Officer of the Registrant. Dr. Donoghue is a founder and director of the Registrant. In July 2002, the Registrant entered into a Consulting Agreement (the "Consulting Agreement") with Dr. Donoghue. Under the terms of the Consulting Agreement, Dr. Donoghue received a consulting fee of $57,690 in 2004 and $126,344 in 2003.

        The Agreement amends certain terms of the Consulting Agreement, which terms continue in full force and effect. Under the terms of the Agreement, from January 1, 2005 through August 31, 2005 (the "Initial Period"), Dr. Donoghue will devote 50% of his working time to the Registrant. Such time commitment may be changed after the Initial Period upon mutual agreement of the Registrant and Dr. Donoghue; however, the Registrant will offer Dr. Donoghue the opportunity to work at least one day per week for the Registrant until April 30, 2008, absent unusual circumstances. During the Initial Period, Dr. Donoghue will earn a base salary of $253,041 per annum. After the Initial Period, Dr. Donoghue's annual base salary will be pro rated based on Dr. Donoghue's time commitment to the Registrant. After April 30, 2008, Dr. Donoghue's employment relationship with the Registrant will be on an at-will basis. A copy of the Agreement is filed with this Current Report as Exhibit 10.2.

        Set forth below is biographical information regarding Dr. Donoghue:

        John P. Donoghue, Ph.D., age 56, co-founded the Registrant in 2001. He is currently the Henry Merritt Wriston Professor at Brown University. Since 1991, Dr. Donoghue has been Chairman of the Department of Neuroscience and since 1998 he has served as Executive Director of the Brain Science Program at Brown University. Dr. Donoghue has performed over 20 years of research on brain computer interfaces and his laboratory is internationally recognized as a leader in this field. His research has been funded by the National Institute of Health ("NIH"), the National Science Foundation, and the Defense Advanced Research Projects Agency, as well as private foundations. Dr. Donoghue has over 50 publications, including in top journals such as Nature, Science and the Journal of Neuroscience and he has served on many external advisory panels, including those for the NIH's Neurology and Mental Health institutes and the space medicine panel of the National Aeronautics and Space Administration. Dr. Donoghue received an A.B. from Boston University in 1971, an M.S. in Anatomy from the University of Vermont in 1976 and a Ph.D. in Neuroscience from Brown University in 1979.

Item 9.01. Financial Statements and Exhibits.

        (c)   Exhibits:

Exhibit Number	Description
10.1	Consulting Agreement by and between the Registrant and John P. Donoghue, Ph.D.(1)
10.2	Employment Agreement by and between the Registrant and John P. Donoghue, Ph.D.

(1)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB filed on November 15, 2004 (No. 000-50505).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
Date: March 28, 2005	By:	/s/ TIMOTHY R. SURGENOR Timothy R. Surgenor Chief Executive Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description
10.1	Consulting Agreement by and between the Registrant and John P. Donoghue, Ph.D.(1)
10.2	Employment Agreement by and between the Registrant and John P. Donoghue, Ph.D.

(1)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB filed on November 15, 2004 (No. 000-50505).

Exhibit 10.2

March 24, 2005

John P. Donoghue, Ph.D.
109 Hazard Avenue
Providence, RI 02906

Dear John:

        This letter will confirm our agreements about your transition from a consulting relationship to employment with the Cyberkinetics Neurotechnology Systems, Inc. (the "Company"). We refer to the Consulting Agreement dated July, 2002 (the "Consulting Agreement"), which is amended by this letter.

(a)
End of Consulting Period:    The Consulting Period (as defined in the Consulting Agreement) is deemed to have ended at the close of business on December 31, 2004.

(b)
Employment:    Effective January 1, 2005 (the "Effective Date"), the Company offers you, and you accept, employment with the Company as Chief Scientific Officer reporting to the Chief Executive Officer. From the Effective Date through August 31, 2005 (the "Initial Period"), you will devote 50% of your working time (an average of two and one-half days per week) to this employment ("Time Commitment") and you will remain available for key presentations in connection with investor relations and other forms of business development by the Company. Your Time Commitment after the Initial Period may be changed, as you and we agree; however, the Company will offer you the opportunity to devote at least one day per week to this employment until April 30, 2008, absent Serious Cause. After April 30, 2008, your employment will be on an "at-will" basis, meaning that you will not be obligated to remain employed at the Company for any specific period of time, and that likewise the Company will not be obligated to employ you for any specific period. "Serious Cause" means either: (i) your willful and continued failure to perform substantially your obligations under this letter (other than any such failure resulting from incapacity due to physical or mental illness) or the Consulting Agreement as amended by this letter; or (ii) your willful engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

(c)
Compensation:    You will be paid salary in accordance with the Company's regular payroll practices, during the Initial Period at the annual rate of $253,041 based on the initial Time Commitment described above, and after the Initial Period a pro rated annual rate based on the Time Commitment we then agree (for example, an annual rate of $60,000 for a Time Commitment of an average of one day per week). You will also be eligible for the benefits that the Company generally provides to its employees in accordance with Company policy and the applicable plans in effect from time to time. The Company retains the right to change, add or cease any particular benefit.

(d)
Confidentiality Obligations; IP Ownership; Restricted Activities:    As provided in Section 8 of the Consulting Agreement, Sections 5, 6 and 7 of the Consulting Agreement survive the termination of the Consulting Period. Further, you and we agree that all references in these sections of the Consulting Agreement to you as "Consultant" shall include you as an employee of the Company from and after the Effective Date, and to the "Services" you perform under the Consulting Agreement shall include services you perform as an employee of the Company from and after the Effective Date. As so amended, these sections of the Consulting Agreement will remain in full force and effect.

  You acknowledge and, for consideration provided under this letter, reaffirm your obligation under Section 5 of the Consulting Agreement to keep confidential, and not utilize on behalf of any third-party, all non-public information concerning the Company, which you acquire during the course of employment or previously acquired through your involvement with the Company. You acknowledge and, for consideration provided under this letter, reaffirm your obligation under Section 6 of the Consulting Agreement to disclose and assign to the Company all Inventions you make during the course of employment or previously made during your involvement with the Company. You acknowledge and, for consideration provided under this letter, reaffirm your obligation under Section 7 to refrain from certain prohibited activities during the Consulting Period, during your employment with the Company and for twelve (12) months after your employment with the Company terminates for any reason.

(e)
General Provisions:

i.
We specifically confirm the provisions of Paragraph 6 of the Consulting Agreement relating to Inventions. That paragraph recognizes your obligation under the Brown University Patent and Invention Policy and requires that you avoid activities at Brown University that would conflict with your obligation under the Consulting Agreement to assign Consultant Inventions to the Company. As you know, under Section F(1) of that Policy, Brown University normally will claim an equity interest in inventions that (A) involve the use of funds, space, or facilities of Brown University or (B) are connected with the regular duties or other assigned work of University Personnel. Brown University will also claim an equity interest in certain University-sponsored research, as set forth in Section F(2) of the Policy. Section G of the Policy sets forth an expectation that you will exercise judgment in good faith in determining whether Brown University may have an equity interest in any of your inventions. You represent and warrant to the Company that, in good faith, you have determined that the Services you performed under the Consulting Agreement and will perform under this letter, and any resulting Inventions, did not and will not fall under the provisions of the Policy.

ii.
You represent and warrant that you are under no contractual or other obligation or restriction that is inconsistent with your execution of this letter or the performance of services as an employee of the Company. During your employment with the Company, you will not enter into any agreement, either written or oral, in conflict with your obligations under this letter. You will arrange to perform services as an employee of the Company in such manner and at such times that will not conflict with your responsibilities under any other agreement, arrangement or understanding or pursuant to any other employment relationship you have at any time with any third party. You agree not to use any trade secrets or other confidential information of any other person, firm, corporation, institution or other entity in connection with any of the services your perform as an employee of the Company.

iii.
You represent that you have not been debarred, and to the best of your knowledge, are not under consideration to be debarred, by the U.S. Food and Drug Administration from working in or providing consulting services to any pharmaceutical or biotechnology company under the Generic Drug Enforcement Act of 1992.

iv.
When your employment with the Company terminates (for any reason), you must return all Company property in your possession, including but not limited to electronic and paper documents, keys, building access cards, laptop computers, dial-in access cards, etc.

v.
This letter, together with the Consulting Agreement (as amended by this letter), will constitute our entire understanding as to your employment by the Company and will override any prior agreements or understandings, whether in writing or oral. This letter will be governed by the laws of the Commonwealth of Massachusetts.

After reviewing this letter and attachments, please sign below in acceptance of this agreement.

Sincerely,
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
/s/ TIMOTHY R. SURGENOR Timothy R. Surgenor Chief Executive Officer
ACCEPTED AND AGREED:
/s/ JOHN P. DONOGHUE John P. Donoghue

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EXHIBIT INDEX